As filed with the Securities and Exchange Commission on April 15, 2026

Registration No. 333-280040

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GEOVAX LABS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	87-0455038
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1955 Lake Park Drive, Suite 300, Smyrna, Georgia 30080

Tel: (678) 384-7220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David A. Dodd

President & Chief Executive Officer

GeoVax Labs, Inc.

1955 Lake Park Drive, Suite 300

Smyrna, Georgia 30080

Tel: (678) 384-7220

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

F. Reid Avett, Esq.

Womble Bond Dickinson (US) LLP

2001 K Street, NW, Suite 400 South
Washington, D.C. 20006

Tel: (202) 857-4425

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Amendment No.2.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Post-Effective Amendment No. 2 to registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 2 to registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (Commission File No. 333-280040) of GeoVax Labs, Inc. is being filed to add Exhibit 23.1 (Consent of Independent Registered Public Accounting Firm), which was inadvertently not included in the Post-Effective Amendment No. 2 which was filed on April 15, 2026.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable in connection with the registration of the securities hereunder. All amounts are estimates except the SEC registration fee.

Item	Amount to be paid
SEC registration fee	$430
Legal fees and expenses	15,000
Accounting fees and expenses	6,500
Miscellaneous fees and expenses	2,000
Total	$23,930

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our bylaws provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Our bylaws also provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Under our bylaws, expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as we deem appropriate.

The indemnification and advancement of expenses provided by our bylaws is not exclusive, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Our bylaws also provide that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under our bylaws. The Company maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

In October 2006, GeoVax and our subsidiary, GeoVax, Inc. entered into indemnification agreements with Messrs. McNally, Reynolds, Kollintzas and Spencer. Pursuant to these agreements, we have agreed to hold harmless and indemnify these directors and officers to the full extent authorized or permitted by applicable Illinois and Georgia law against certain expenses and other liabilities actually and reasonably incurred by these individuals in connection with certain proceedings if they acted in a manner they believed in good faith to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that such conduct was unlawful. The agreements also provide for the advancement of expenses to these individuals subject to specified conditions. Under these agreements, we will not indemnify these individuals for expenses or other amounts for which applicable Illinois and Georgia law prohibit indemnification. The obligations under these agreements continue during the period in which these individuals are our directors or officers and continue thereafter so long as these individuals shall be subject to any proceeding by reason of their service to the Company, whether or not they are serving in any such capacity at the time the liability or expense incurred for which indemnification can be provided under the agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

On August 10, 2023, we issued 11,883 shares of our restricted common stock to Outside the Box Capital, Inc. pursuant to a professional services agreement. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a) (2) thereof and Rule 506 of Regulation D.

On September 28, 2023, we issued 4,892 shares of our restricted common stock to Acorn Management Partners, LLC pursuant to a professional relations and consulting agreement. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a) (2) thereof and Rule 506 of Regulation D.

On January 2, 2024, we issued 6,703 shares of our restricted common stock to Acorn Management Partners, LLC pursuant to a professional relations and consulting agreement. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a) (2) thereof and Rule 506 of Regulation D.

On September 30, 2025, the Company entered into a securities purchase agreement with purchasers party thereto in a private placement offering of up to 11,904,768 shares of our common stock issuable upon the exercise of those certain common warrants. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a) (2) thereof and Rule 506 of Regulation D.

On February 12, 2026, the Company entered into a securities purchase agreement with purchasers party thereto in a private placement offering of up to 865,804 shares of our common stock issuable upon the exercise of those certain common warrants. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a) (2) thereof and Rule 506 of Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibit Index

Exhibit
Number	Description
3.1	Restated Certificate of Incorporation filed April 12, 2024 (17)
3.2	Certificate of Amendment to Certificate of Incorporation filed January 9, 2026 (30)
3.3	Bylaws (as amended May 23, 2024) (19)
4.1	Form of Stock Certificate representing the Company’s Common Stock, par value $0.001 per share (30)
4.2	Form of Common Stock Purchase Warrant, dated September 28, 2021 (10)
4.3	Form of Common Stock Purchase Warrant, dated May 21, 2024 (18)
4.4	Form of Common Stock Purchase Warrant, dated July 12, 2024 (20)
4.5	Form of Common Stock Purchase Warrant, dated August 21, 2024 (21)
4.6	Form of Common Stock Purchase Warrant, dated August 30, 2024 (22)
4.7	Form of Common Stock Purchase Warrant, dated March 25, 2025 (24)
4.8	Warrant Amendment Agreement, dated March 23, 2025 (24)
4.9	Form of Common Stock Purchase Warrant, dated July 2, 2025 (25)
4.10	Form of Common Stock Purchase Warrant, dated September 30, 2025 (26)
4.11	Form of Common Stock Purchase Warrant, dated December 22, 2025 (29)
4.12	Form of Pre-Funded Warrant, dated February 17, 2026 (31)
4.13	Form of Series A-1 Common Warrant, dated February 17, 2026 (31)
4.14	Form of Series A-2 Common Warrant, dated February 17, 2026 (31)
4.15	Form of Warrant Amendment Agreement, dated February 17, 2026 (31)
4.16	Form of Inducement Letter, dated March 31, 2026 (34)
4.17	Form of Common Stock Purchase Warrant, dated March 31, 2026 (34)
5.1	Opinion of Womble Bond Dickinson (US) LLP (33)
10.1**	Employment Agreement between GeoVax Labs, Inc. and David A. Dodd (4)
10.2**	Employment Agreement between GeoVax, Inc. and Mark W. Reynolds (2)
10.2.1**	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and Mark W. Reynolds (3)
10.3**	Employment Agreement between GeoVax, Inc. and Mark J. Newman, PhD (12)
10.3.1**	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and Mark J. Newman, PhD (13)
10.4**	Employment Agreement between GeoVax, Inc. and Kelly T. McKee, MD (15)
10.4.1**	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and Kelly T. McKee, MD (15)
10.5**	Employment Agreement between GeoVax, Inc. and John W. Sharkey, PhD (13)
10.5.1**	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and John W. Sharkey, PhD (13)
10.6**	GeoVax Labs, Inc. 2020 Stock Incentive Plan (7)
10.6.1**	GeoVax Labs, Inc. 2023 Stock Incentive Plan (14)
10.6.2**	GeoVax Labs, Inc. 2025 Stock Incentive Plan (27)
10.6.3**	Form of Stock Option Agreement under the GeoVax Labs, Inc. 2020 Stock Incentive Plan (6)
10.6.4**	Form of Stock Option Agreement under the GeoVax Labs, Inc. 2023 Stock Incentive Plan (32)
10.6.5**	Form of Stock Option Agreement under the GeoVax Labs, Inc. 2025 Stock Incentive Plan (32)
10.7	Patent and Biological Materials License Agreement with the National Institute of Allergy and Infectious Diseases, dated October 22, 2020 (8) ***
10.8	Patent and Biological Materials License Agreement for Internal Research Use with the National Institute of Allergy and Infectious Diseases, dated November 25, 2020 (9) ***
10.9	Membership Agreement (Portal Innovation Science Square Labs), dated August 1, 2025 (28)
10.10	Office Lease, dated September 15, 2025 (28)
10.11	Summary of the GeoVax Labs, Inc. Director Compensation Plan (12)
10.12	Assignment and License Agreement by and between GeoVax, Inc. and PNP Therapeutics, Inc. dated September 28, 2021 (11) ***
10.13	License Agreement by and between GeoVax, Inc. and City of Hope, dated November 9, 2021 (11) ***
10.13.1	Amendment to License Agreement, dated April 11, 2023, between GeoVax, Inc. and City of Hope (16) ***
10.14	Securities Purchase Agreement, dated May 16, 2024 (18)
10.15	Securities Purchase Agreement, dated July 11, 2024 (20)
10.16	Securities Purchase Agreement, dated August 20, 2024 (21)
10.17	Securities Purchase Agreement, dated August 28, 2024 (22)
10.18	Securities Purchase Agreement, dated March 23, 2025 (24)
10.19	Sales Agreement, by and between the Company and A.G.P./Alliance Global Partners (23)
10.20	Placement Agency Agreement between the Company and A.G.P./Alliance Global Partners (24)

10.21	Placement Agency Agreement between the Company and Roth Capital Partners, LLC (25)
10.22	Placement Agency Agreement between the Company and Roth Capital Partners, LLC (26)
10.23	Securities Purchase Agreement, dated July 2, 2025 (25)
10.24	Securities Purchase Agreement, dated September 30, 2025 (26)
10.25	Placement Agency Agreement between the Company and Roth Capital Partners, LLC (29)
10.26	Securities Purchase Agreement, dated December 22, 2025 (29)
10.27	Securities Purchase Agreement, dated February 12, 2026 (31)
21.1	Subsidiaries of the Registrant (5)
23.1*	Consent of Wipfli LLP (U.S. PCAOB Auditor Firm ID 344)
23.2	Consent of Womble Bond Dickinson (US) LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on Signature page of registrant’s Registration Statement on Form S-1 (File No. 333-292127) filed December 12, 2025)
101.INS	Inline XBRL Instance Document (1)
101.SCH	Inline XBRL Taxonomy Extension Schema Document (1)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (1)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (1)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (1)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (1)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Indicates a management contract or compensatory plan or arrangement.
***

Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit have been omitted as the Company has determined (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Company if publicly disclosed.

(1)

These interactive data files shall not be deemed filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under these sections.

(2)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 8, 2010.
(3)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed October 23, 2013.
(4)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed September 7, 2018.
(5)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed November 7, 2019.
(6)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 23, 2021.
(7)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed November 12, 2021.
(8)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed October 26, 2020.
(9)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed November 30, 2020.
(11)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed September 29, 2021.
(11)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed November 10, 2021.
(12)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 9, 2022.
(13)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed August 3, 2022.
(14)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed December 8, 2022.
(15)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 23, 2023.
(16)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed May 4, 2023.
(17)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed May 14, 2024.
(18)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed May 21, 2024.
(19)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed May 23, 2024.
(20)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed July 12, 2024.
(21)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed August 21, 2024.
(22)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed August 30, 2024.
(23)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed September 25, 2024.
(24)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed March 25, 2025.
(25)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed July 2, 2025.
(26)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed September 30, 2025.
(27)	Incorporated by reference from the registrant’s Registration Statement on Form S-8 filed June 6, 2025.
(28)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed November 13, 2025.
(29)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed December 22, 2025.
(30)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed January 12, 2026.
(31)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed February 17, 2026.
(32)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed April 15, 2026.

(33)	Incorporated by reference from registrant’s Registration Statement on Form S-1 (File No. 333-292127) filed December 12, 2025.
(34)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed March 31, 2026.

Item 17. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)

That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Smyrna, State of Georgia, on April 15, 2026.

GEOVAX LABS, INC.

By:	/s/ David A. Dodd
Name:	David A. Dodd
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ David A. Dodd	Director President and Chief Executive Officer	April 15, 2026
David A. Dodd	(Principal Executive Officer)

/s/ Mark W. Reynolds	Chief Financial Officer	April 15, 2026
Mark W. Reynolds	(Principal Financial and Accounting Officer)

*	Director	April 15, 2026
Randal D. Chase

*	Director	April 15, 2026
Dean G. Kollintzas

*	Director	April 15, 2026
Nicole Lemerond

*	Director	April 15, 2026
Robert T. McNally

*	Director	April 15, 2026
Jayne Morgan

*	Director	April 15, 2026
John N. Spencer, Jr.

By: /s/ Mark W. Reynolds
Mark W. Reynolds Attorney-in-Fact